

03012679

SECURIT........ ...ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003

SEC FILE NUMBER

8- 49007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bestvest Investments, LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18000 Vernier Road

(No. and Street)

Harper Woods	MI	48225-1-91
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. O'Connor   610-891-2860
                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPA's

(Name — if individual, state last, first, middle name)

1601 Walnut Street - Ste 815	Philadelphia,	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information   MAR 1 7 2003
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James W. O'Connor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bestvest Investments, LTD_____, as of ___December 31,_____, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

_____

_____

_____

X _____

Signature

_____
Title

_____
Notary Public

his report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

oseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
BestVest Investments, LTD.

In planning and performing our audit of the financial statements and supplemental schedules of BestVest Investments, LTD. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess

the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 5, 2003

BestVest Investments, LTD.
Financial Statements
and Additonal Information
December 31, 2002

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
BestVest Investments, LTD.

We have audited the statement of finanical condition of BestVest Investments, LTD. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standarsd generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the finacial statements referred to above presents fairly, in all material respects, the financial position of BestVest Investments, LTD. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic finanical statements, taken as a whole. The information contained in schedules on pages 8-11 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Sercurities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic finanical statements and, in our opinion, is fairly stated in all matertial respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 5, 2003

BestVest Investments, LTD.
Balance Sheet
December 31, 2002

ASSETS

Cash and Cash Equivalents	$47,458.99	
Receivables		
Commissions	96,109.13	
Advances	111,343.35	
Prepaid Expenses	14,075.00	
Clearing Organization Deposit	50,000.00	
TOTAL ASSETS		$318,986.47

LIABILITIES AND
STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$55,797.73	
TOTAL LIABILITIES		$55,797.73
Stockholder's Equity		
Common Stock, no par value	10,000.00	
60,000 shares authorized		
10,000 shares issued and		
outstanding		
Paid In Capital	1,310,000.00	
Retained (Deficit)	(1,056,811.26)	
TOTAL STOCKHOLDERS' EQUITY		263,188.74
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$318,986.47

-2-

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2002

Twelve Months

REVENUES

Commissions	$1,882,334.45
Interest Income	988.42
Total Revenues	1,883,322.87

EXPENSES

Commission Expense	1,700,881.88
Communications Expense	10,023.08
Employee Compensation and benefits	83,659.44
Clearing and Execution Expense	2,580.97
Other Operating Expense	75,249.07
Total Expenses	1,872,394.44
Net Income	$10,928.43

-3-

The accompanying notes are an integral part
of these financial statements

Schedule of Retained (Deficit)

Beginning Retained (Deficit)	($1,067,739.69)
Net Income	10,928.43
Retained (Deficit)	($1,056,811.26)

Schedule of Paid-In-Capital

Additional Paid in Capital	$1,310,000.00
Additional Paid in Capital	$1,310,000.00

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000.00
Common Stock	$10,000.00

Total Stockholders' Equity	$263,188.74

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:
Net Income $10,928.43
Adjustments to reconcile net loss
to net cash provided by operating
activities:
Change in commissions receivable   67,375.24
Change in advance to officer   (46,179.56)
Change in Prepaid Expenses   (11,250.00)
Change in accounts payable   (23,654.49)

Total adjustments   (13,708.81)

Net cash used by
operating activities   (2,780.38)

Cash flows from investing activities:

Net cash used by
investing activities   0.00

Cash flows from financing activities:

Net cash provided by
financing activities   0.00

Net change in cash and cash equivalents   (2,780.38)

Cash and cash equivalents at beginning
of year   50,239.37

Cash and cash equivalents end of year $47,458.99

-5-

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Notes to Financial Statements
December 31, 2002

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in January 20, 1995 under the laws
of the State of Michigan for the purpose of marketing and selling
securities, municipal bonds and other financial instruments.

The following comprise the company's significant
accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of
recording revenue when earned and expenses when incurred the
accrual basis in conformity with generally accepted accounting
principles.

Recognition of Revenue

Customers' securities transactions are recorded on a
settlement date basis with related commission income and
expenses recorded on a trade date basis.

Cash

For purposes of the statement of cash flows, the Company
includes as cash amounts on deposit at banks. The Company
considers all highly liquid debt instruments purchased
with an original maturity of three months or less to be
cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $124,706 which was $74,706 in excess of its required net capital of $50,000. The Company's net capital ratio was .45 to 1.

BestVest Investments, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2002

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing broker is Dain Rauscher Inc. and Fiserv Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL

Total Stockholders' Equity Qualified
   for Net Capital $ 263,189

Add: A. Liabilities subordinated to claims
        of general creditors allowable in
        computation of net capital   -0-

Total capital and allowable subordinated
   liabilities $ 263,189

Deductions and/or charges

   Advances   124,408

   Prepaid Expenses   14,075

   Total Deductions and/or Charges   138,483

   Net Capital before haircuts $ 124,706

Less:
 Haircuts   -0-

Net Capital $ 124,706

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 55,798
Total aggregate indebtedness	$ 55,798

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 50,000. if greater	$ 50,000
Excess net capital at 1500%	$ 74,706
Excess net capital at 1000%	$ 119,126
Ratio: Aggregate Indebtedness to Net Capital	.45 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
  (Included in Part IIA of Form X-17A-5 as of
     December 31, 2002

    Net Capital, as reported in Company's
      Part IIA (unaudited) FOCUS Report $ 124,706

    Net Audit Adjustments   -0-

    Net Capital per above (Note-2) $ 124,706